Exhibit 99.2

Exhibit 99.2 Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess web.lumiagm.com/411640407 Meeting ID—411-640-407 Password: ats2023 3rd Party Appointment Site— www.computershare.com/ATS Notice of Availability of Proxy Materials for ATS Corporation Annual and Special Meeting Meeting Date and Location: When: August 10, 2023    10:00 AM (Eastern Time)    Where: Virtually web.lumiagm.com/411640407 Meeting ID—411-640-407 Password: ats2023 You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant meeting materials are available at: https://www.atsautomation.com OR www.sedar.com OR www.sec.gov/edgar How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To better ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than July 26, 2023. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America—1-866-962-0498 or direct, from Outside of North America—(514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the materials after the meeting date, please contact 1-866-241-7973 or 519-653-6500, or by sending an email to legal@atsautomation.com. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America 1-877-907-7643 or direct, from Outside of North America—303-562-9305 (English) or 303-562-9306 (French) and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact 1-866-241-7973 or 519-653-6500, or by sending an email to legal@atsautomation.com.

Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Election of Directors – Section III.2 2. Appointment of Auditors – Section III.3 3. By-Law No. 3—Section III.4 4. Advisory Vote on Say on Pay—Section III.5 5. Shareholder Rights Plan—Section III.6 Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy in advance of the voting deadline set out therein. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial statement delivery • No Annual Report (or Annual Financial Statements) is (are) included in this mailing